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                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number 333-45458-03

                    Ace Securities Corp. (as depositor under
                  the Trust Agreement, dated as of June 1, 2001,
             which forms Ace Securities Corp. RV & Marine Trust 2001-RV1)

               (Exact name of registrant as specified in its charter)

                             300 East Delaware Ave.
                           Wilmington, Delaware 19801

                                 (801) 246-8389

       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                    Class A-1
                                    Class A-2
                                    Class A-3
                                    Class A-4
                                    Class A-5
                                     Class B
                                     Class C
                                     Class D

          (Title of each class of securities covered by this Form)

                                      None

       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [   ]     Rule 12h-3(b)(1)(ii)  [   ]
         Rule 12g-4(a)(1)(ii)  [   ]     Rule 12h-3(b)(2)(i)   [   ]
         Rule 12g-4(a)(2)(i)   [   ]     Rule 12h-3(b)(2)(ii)  [   ]
         Rule 12g-4(a)(2)(ii)  [   ]     Rule 15d-6            [ X ]
         Rule 12h-3(b)(1)(i)   [ X ]

Approximate number of U.S. holders of record as of the certification or notice date:

                 28 (total for all classes listed above)

Pursuant to the requirements of the Securities Exchange Act of 1934, Ace Securities Corp. RV & Marine Trust 2001-RV1 has caused this certification/notice to be signed on its behalf by the undersigned duly

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authorized person.

                                         ACE SECURITIES CORP.,
                                         ACE SECURITIES CORP. RV &
                                         MARINE TRUST 2001 - RV1

DATE:  March 21, 2003                    By:   Wells Fargo Bank, N.A.,
                                               as Servicer*


                                                /s/ Paul S. Tsang
                                         Name:  Paul S. Tsang
                                         Title: Vice President

* This Form 15 is being filed by the Servicer on behalf of the Trust. The Trust does not have any officers or directors.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature. CH1 2581422v1

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